Exhibit 99.1

SECOND EXTENSION OF letter of Lock-Up Undertaking

Date: ____________________

From: ____________________ (the “Optionee”)

To: Regencell Bioscience Holdings Limited (the “Company”)

References are made in this second extension of letter of lock-up undertaking (this “Second Extension of Lock-Up Undertaking”) to (i) an agreement of option to purchase ordinary share of Regencell Bioscience Holdings Limited dated                   , under which the Company granted certain options (the “Options”) to purchase ordinary shares of the Company in the amounts set forth therein; (ii) a letter of lock-up undertaking by the Optionee dated                , under which the Optionee undertook to the Company, within the period of one year and six months immediately following the closing of the initial public offering of the Company, not to, and to procure any entities controlled by the Optionee and any trusts of which the Optionee is a beneficiary not to, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of any of the Options or shares issued upon exercise of the Options (the “Lock-up Undertaking”); and (iii) a letter of lock-up undertaking by the Optionee dated                   , under which the Optionee undertook to the Company to extend the Lock-Up Undertaking for an additional six months (the “First Extension of the Lock-Up Undertaking”, and together with the Lock-up Undertaking, the “Lock-up Undertakings”).

For good and valuable consideration received by the Optionee from the Company, the Optionee hereby agrees to enter into this Second Extension of Lock-Up Undertaking to extend the Lock-up Undertakings for an additional six months until January 20, 2024.

The laws of New York shall govern the interpretation, validity, administration, enforcement and performance of the terms of this Second Extension of Lock-Up Undertaking regardless of the law that might be applied under principles of conflicts of laws.

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In Witness Whereof, the Optionee has executed this letter agreement as of the date first set forth above.

[Name of Optionee]

Acknowledged by Regencell Bioscience Holdings Limited

Yat-Gai Au
Chief Executive Officer

Signature Page of the Letter of Lock-up Undertaking